Exhibit 2.1

FINAL VERSION

INTELLECTUAL PROPERTY PURCHASE AGREEMENT

THIS INTELLECTUAL PROPERTY PURCHASE AGREEMENT (this “Agreement”), effective as of November 29, 2016 (the “Effective Date”), is entered into by and between Signal Genetics, Inc., a Delaware corporation (“Seller”), and Quest Diagnostics Investments LLC, a Delaware limited liability company (“Buyer”).

WHEREAS, Seller has rights to that certain MyPRS assay (the “Test”) and certain Intellectual Property assets relating thereto (collectively, the “MyPRS Assay”), with “Intellectual Property” meaning intellectual property rights in any jurisdiction throughout the world, which includes, without limitation, (i) registered and applied for patents (including issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations, and renewals), trademarks, copyrights, and other intellectual property applied for and registered before a governmental authority; (ii) domain names, web addresses, web pages, websites, and related content; and (iii) all other intellectual property or proprietary rights including, without limitation, inventions, works of authorship, trademarks, trade dress, service marks, trade secrets, know-how, confidential information, formulas, designs, technology, research and development, methods, processes, compositions, mask works, moral rights, and all similar intellectual property rights of every type that may exist now or in the future in any jurisdiction, whether registered or not, including, without limitation, all goodwill associated with the foregoing and all rights to recover for past, present, and future infringement associated therewith, with descriptions of certain Intellectual Property assets held by Seller and relating to the MyPRS Assay set forth on Exhibit A; and

WHEREAS, Seller desires to sell, transfer, assign and convey to Buyer, and Buyer desires to purchase and receive all of Seller’s rights, title and interests in and to the MyPRS Assay; and

WHEREAS, Seller agrees to sell, transfer, assign and set over to Buyer, and Buyer agrees to purchase, the Purchased Assets (as defined below) upon the terms and conditions set forth in this Agreement; and

WHEREAS, Seller has entered into that certain merger agreement dated October 31, 2016 by and among Seller, Signal Merger Sub, Inc., a wholly-owned subsidiary of Seller (“Merger Sub”) and Miragen Therapeutics, Inc. (“miRagen”) (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into MiRagen with miRagen continuing as the surviving corporation and becoming a wholly-owned subsidiary of Seller (the “Merger”), immediately prior to the consummation of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the Seller’s and Buyer’s respective covenants and promises contained in this Agreement and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto intending to be legally bound hereby expressly agree as follows:

1.    Purchase and Sale of MyPRS Assay.

1.1 Sale and Purchase. Subject to the terms and conditions set forth herein, at the Closing (as defined in Section 1.4 below), Seller shall sell, transfer, convey, assign, set over and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, free and clear of all Encumbrances (as defined below), all of Seller’s rights, title and interests of every type and nature and wherever situated (whether personal, tangible, intangible, accrued, contingent or otherwise), in and to the following assets, properties and rights (collectively, the “Purchased Assets”):

(a) the MyPRS Assay, including all of Seller’s rights, title and interests to Intellectual Property therein or related thereto;

(b) all of the Seller’s rights, interests and obligations under any licenses, contracts and agreements, whether written or oral, granting, assigning, or transferring any rights in or to the MyPRS Assay listed on Annex 1.1(b) (“Assigned Contracts”), including all of Seller’s rights, interests and obligations under that certain License Agreement effective as of April 1, 2010, made by and between the Board of Trustees of the University of Arkansas acting for and on behalf of the University of Arkansas for Medical Sciences (“UAMS”), a public institution of higher education, and Myeloma Health LLC, a Delaware limited liability company, as amended to date (the “UAMS License Agreement”);

(c) all income, royalties, damages, rights to sue, rights to enforce and any and all payments now or hereafter due or payable with respect to the MyPRS Assay, other than any accounts receivable of Seller as of the Closing or prior thereto;

(d) the benefit of any attorney client privilege or attorney work product privilege pertaining to the MyPRS Assay;

(e) the information technology, software and firmware, including algorithms, and data files (including, without limitation patient data, case study data, expression level data and risk outcomes), source code, object code, application programming interfaces, architecture, files, records, schematics, databases, and other related specifications, documentation and technology related to or required for the use of the MyPRS Assay, and media on which any of the foregoing is recorded, including without limitation all Technology Assets set forth on Annex 1.1(e) (the “Technology Assets”); provided, however, that the Technology Assets do not include any rights to the following (the “Excluded Technology Assets”): (i) Telerik DevCraft Complete (including, without limitation, the User Interface and Graphics library used in report generation), (ii) products from Microsoft related to coding and software (available from Microsoft on the open market) and (iii) the Affymetrix GeneChip system including without limitation related kits and software used therein (available from Affymetrix on the open market);

(f) all of the Seller’s customer, supplier and contractor lists, pricing and cost information, customer files and records, sales data and customer and contractor relationships;

(g) all records pertaining to all of the foregoing Purchased Assets; and

(h) all of Seller’s claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind against third parties relating to all of the foregoing Purchased Assets, other than any accounts receivable of Seller as of the Closing or prior thereto.

“Encumbrance” means, except as expressly set forth in any Assigned Contract, any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment, restriction, other similar encumbrance, or adverse claim of any kind or character.

1.2 Purchase Price. The purchase price to be paid by Buyer for the Purchased Assets shall be the amount (“Purchase Price”) equal to the sum of (a) $825,000.00 plus (b) $100,000 if Seller’s lab continues to operate beyond December 31, 2016 (but no later than January 14, 2017) due to Buyer’s request (as contemplated by Section 4.2) for continued Seller processing of specimens for Buyer’s validation needs. At the Closing, the Purchase Price will be delivered by Buyer by wire transfer to Seller of immediately available funds to an account designated by Seller not less than three (3) business days prior to the Closing.

1.3 No Assumption of Liabilities. Buyer shall not assume or be obligated to pay any liabilities or obligations of Seller other than those liabilities of Seller arising after the Closing under the Assigned Contracts (other than liabilities arising after the Closing out of a breach by Seller of the Assigned Contracts that occurred prior to the Closing) (collectively, “Assumed Liabilities”). Seller shall be responsible for and shall pay when due all of its obligations and liabilities, including all obligations and liabilities arising out of, related to or in connection with any circumstances, causes of action, breach, violation, default or failure to perform with respect to the Purchased Assets prior to the Closing (collectively, the “Retained Liabilities”). Nothing contained in this Agreement shall be construed as an agreement by Buyer to assume any liability or to perform any obligation of Seller, whether known or unknown, fixed or contingent, asserted or unasserted, accrued or unaccrued, matured or unmatured, liquidated or unliquidated (including those arising out of any contract or tort, whether based on negligence, strict liability or otherwise) other than the Assumed Liabilities.

1.4 Closing Date and Deliveries. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Buyer, 3 Giralda Farms, Madison, NJ 07940, by electronic mail or other electronic transmission, United States mail or overnight courier, simultaneously with the closing of the Merger assuming that all of the conditions to Closing set forth in Section 5 are either satisfied or waived by the party entitled to the benefit thereof (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date” and the Closing shall for all business, tax and accounting purposes be deemed to have occurred immediately prior to the effective time of the Merger on the Closing Date. On the Closing Date:

(a) Buyer shall deliver to Seller the Purchase Price.

(b) Buyer shall deliver to Seller a bill of sale, assignment and assumption agreement in the form attached hereto as Exhibit B (the “Bill of Sale/Assignment”), executed by a duly appointed officer of Buyer.

(c) Buyer shall deliver to Seller an assignment of intellectual property in the form attached hereto as Exhibit C (the “IP Assignment”), executed by a duly appointed officer of Buyer.

(d) Buyer shall deliver to Seller the Buyer Closing Certificate and the certificate required by Section 5.3(e).

(e) Buyer shall deliver to Seller an assignment and assumption of the UAMS License Agreement in the form attached hereto as Exhibit D (the “Assignment”), executed by a duly appointed officer of Buyer.

(f) Buyer shall reimburse Seller for half of the amount paid by Seller to UT for the fourth quarter of 2016 and all amounts paid to UT for 2017 under that certain Sponsored Clinical Study Agreement, dated September 12, 2015, between the University of Texas M.D. Anderson Cancer Center (“UT”) and Seller.

(g) Seller shall deliver to Buyer the Bill of Sale/Assignment, executed by a duly appointed officer of Seller.

(h) Seller shall deliver to Buyer the IP Assignment, executed by a duly appointed officer of Seller.

(i) Seller shall deliver to Buyer the Assignment, executed by a duly appointed officer of Seller.

(j) Seller shall deliver to Buyer copies of all Required Approvals (as defined in Section 3.3).

(k) Seller shall deliver to Buyer the Seller Closing Certificate and certificate required by Sections 5.2(e) and (f).

(l) Seller shall deliver to Buyer a certificate of good standing of Seller issued by the State of Delaware and dated no earlier than ten days prior to the Closing Date.

(m) Seller shall deliver to Buyer a IRS Form W-9 – “Request for Taxpayer Identification Number and Certification”, California Form 590 – “Withholding Exemption Certificate”, and such other tax form, as reasonably requested by Buyer which is necessary or helpful, in its good faith judgment, to establish the tax residency of Seller and/or the qualification of Seller from exemption from any otherwise applicable withholding tax, each such form validly completed and executed by Seller.

1.5 Sublicense. Subject to the terms of that certain UAMS License Agreement, (i) Seller hereby grants Buyer a sublicense to all of Seller’s rights under such UAMS License Agreement, (ii) Buyer hereby agrees to perform and be bound by the terms of such UAMS License Agreement as a sublicensee, and (iii) this sublicense shall terminate upon the earlier of the Closing or the termination of this Agreement.

2.    Buyer’s Representations and Warranties. Buyer represents and warrants to Seller that: (a) it is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) it has all necessary limited liability company power and authority to execute and deliver this Agreement, the Bill of Sale/Assignment, the IP Assignment, the Assignment and the other agreements contemplated hereby and thereby to which it is a party (collectively, the “Buyer Transaction Documents”), to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby; (c) no authorization or approval from any third party is required in connection with Buyer’s execution, delivery or performance of this Agreement or the other Buyer Transaction Documents to which it is a party; and (d) this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Buyer further represents and warrants to Seller that the execution, delivery and performance by it of this Agreement and the other Buyer Transaction Documents to which it is a party, and the consummation by it of the transactions contemplated hereby and thereby, does not and will not (i) violate any provision of its certificate of formation or limited liability company agreement, (ii) conflict with, result in a breach of or constitute a default under any agreement or other instrument to which it is a party or by which it is bound, or (iii) violate, result in a breach of or constitute a default under any judgment, order, injunction, decree, law, rule, regulation or other restriction of any court or governmental authority to which it is subject, except in each case, where the violation, conflict, breach or default, would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

3.    Seller’s Representations and Warranties. Seller represents and warrants to Buyer that:

3.1 Corporate Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to own and operate its properties and assets and carry on its business as currently conducted.

3.2 Authorization. Seller has all necessary corporate power and authority to enter into this Agreement, the Bill of Sale/Assignment, the IP Assignment, the Assignment and the other agreements contemplated hereby and thereby to which it is a party (collectively, the “Seller Transaction Documents”), to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Except for Stockholder Approval (as defined in Section 5.1(b) below), the execution and delivery of this Agreement and the other Seller Transaction Documents, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate actions on the part of Seller. This Agreement has been duly executed and delivered by Seller, and constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Seller Transaction Document has been duly executed and delivered by Seller, each such Seller Transaction Document will constitute a legal, valid and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3 No Conflicts; Consents. Except as set forth on Schedule 3.3, neither the execution and delivery of this Agreement and the other Seller Transaction Documents, nor the assignment of the Purchased Assets or consummation of the other transactions contemplated hereby and thereby will (a) violate, or be in conflict with, any provision of any organizational document of Seller or of any applicable law binding upon or applicable to Seller, or any of the Purchased Assets; (b) violate, conflict with, or give rise to any right of termination, cancellation, increase in obligations, imposition of fees or penalties under, any debt, note, bond, indenture, mortgage, lien, lease, license, instrument, contract, commitment or other agreement, or order, arbitration award, judgment or decree, to which Seller is a party or by which it is bound or to which the Purchased Assets is subject; (c) result in the creation or imposition of any Encumbrance or third party right upon any of the Purchased Assets; or (d) result in the loss of, or otherwise adversely affect or impair, any ownership rights of Seller or Buyer in any of the Purchased Assets. Except as set forth on Schedule 3.3, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental or regulatory authority or third party is required in connection with the execution or delivery of this Agreement and the other Seller Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except for recordation of the IP Assignment and other suitable patent and trademark assignment documents in the U.S. Patent & Trademark Office (the “USPTO”) and any comparable foreign patent offices (such recordation together with the consent of any parties identified on Schedule 3.3, other than counterparties with respect to items identified on Annex 1.1(b) other than item 1 and item 2, the “Required Approvals”). Except as expressly set forth in the Assigned Contracts, neither this Agreement, the other Seller Transaction Documents nor the consummation of the transactions contemplated hereby and thereby, including the assignment to Buyer of any Assigned Contracts, will result in (i) Buyer granting to any third party any right to or with respect to any Intellectual Property in the MyPRS Assay; (ii) Buyer being bound by, or subject to, any non-compete or other restriction on the operation or scope of its business; or (iii) Buyer being obligated to pay any royalties or other amounts to any person in excess of those payable by Seller prior to the Closing Date.

3.4 Ownership of Purchased Assets. To the knowledge of Seller: (i) the Purchased Assets and Seller’s rights in the Purchased Assets are valid, subsisting, and enforceable; (ii) except for the Excluded Technology Assets, the Purchased Assets include all of the Intellectual Property necessary for the use or exploitation of the MyPRS Assay consistent with the scope of Seller’s use or exploitation of the MyPRS Assay to date; and (iii) except with respect to the Assigned Contacts or as set forth on Schedule 3.4, Seller has good, exclusive and marketable title to the Purchased Assets and is the sole and exclusive owner of the Purchased Assets, free and clear of all Encumbrances. Except as set forth in the Assigned Contracts or on Schedule 3.4, Seller is not obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant with respect to the use of the Test or in connection with the licensing of the Test to or by third parties. To the knowledge of Seller, the Purchased Assets do not infringe, misappropriate, dilute, violate, impair, interfere or conflict with (“Infringe”), and has not Infringed, in any manner with any common law, statutory or other right of any third party, including any patent, trade secret, trademark, service mark, copyright, domain name or other intellectual property or proprietary right of any other person. To the knowledge of Seller, no third party has or is Infringing in any manner the Purchased Assets. Seller has not put a third party on notice of infringement of the Purchased Assets.

3.5 Proceedings; Compliance with Laws. There is no opposition, cancellation, action, arbitration, audit, hearing, investigation, litigation, suit, claim, or proceeding (collectively, “Proceedings”) pending, asserted or threatened by or, to the knowledge of Seller, against the Seller, and Seller has not received any communication related to any such Proceedings (including a cease and desist letter or invitation to take a license), related to the Purchased Assets, including any Proceedings concerning the ownership, validity, registrability, enforceability, infringement, misappropriation, violation or use of, or licensed right to use any Purchased Assets. To the knowledge of Seller, no valid basis exists for any such Proceeding. Seller’s use or exploitation of the Purchased Assets to date complies, and at all times has complied, with all applicable laws, rules and regulations in all material respects.

3.6 Existing and Rights to Purchased Assets. Except as set forth in the Assigned Contracts or on Schedule 3.6, no past, current or future rights or licenses, including, without limitation, any implied licenses granted or retained by Seller, have been expressly or implicitly granted or retained by Seller or, to the knowledge of Seller, any other party under or in connection with the Purchased Assets, including without limitation through any implied or express rights or licenses granted or retained by Seller, any prior owners, the inventors or any other third parties. Except as set forth on Schedule 3.3, the consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership rights of the Buyer in any Purchased Assets. To the knowledge of Seller and except as set forth in the Assigned Contracts, Buyer and its successors and assigns will not be subject to any covenant not to sue for infringement or similar restrictions or immunities with regard to, or exhaustion of rights under, the Purchased Assets, or any representations or commitments on its enforcement, control or enjoyment of the Purchased Assets after the transactions contemplated in this Agreement, or as a result of any prior transaction made by Seller related to the Purchased Assets.

3.7 Maintenance. To the knowledge of Seller, sufficient actions have been taken to protect, preserve and maintain the Purchased Assets and to perfect the chain of title (where applicable) recorded with the applicable governmental authority. To the knowledge of Seller, all annuity and maintenance fees that are necessary in order to keep the Purchased Assets in force have been paid, and no payment of annuities or fees, or fillings, are required to be made by Seller within the forty-five (45) day period after the Closing Date (except filing of the IP Assignment with the USPTO or comparable foreign patent and trademark offices). To the knowledge of Seller, no inequitable conduct has been committed in the application for registration, prosecution, or maintenance of the Purchased Assets, and no material information was withheld from any entity requiring disclosure of such information during prosecution of the Purchased Assets.

3.8 Confidentiality of Purchased Assets. Seller has taken sufficient actions to maintain and protect the confidentiality, secrecy and value of the confidential information and trade secrets related to the Purchased Assets and neither have been used by or disclosed to any person by Seller or Seller’s representative except pursuant to valid non-disclosure agreements with commercially reasonable protections of such confidential information and trade secrets made available to such persons. To the knowledge of Seller, there has not been any breach by any third party of any of the confidentiality obligations contained in such non-disclosure agreements.

3.9 Employees/Contractors. The Seller has not granted to any person or authorized any person to retain any rights in any Seller owned Purchased Assets. All persons who have contributed to the Purchased Assets which are owned or purported to be owned by Seller (i) have executed a valid and enforceable agreement assigning all of such person’s rights in and to such Seller owned Purchased Assets to the Seller; and (ii) have executed and are legally bound by valid and enforceable nondisclosure agreement applicable to the Seller’s confidential information and trade secrets to which the Seller is the beneficiary either directly or indirectly.

3.10 Contracts.

(a) Except for the Assigned Contracts and as set forth on Schedule 3.10(a), Seller is not a party to any contract (i) relating to the borrowing of money by Seller that required or resulted in the mortgaging, pledging or otherwise placing an Encumbrance on the MyPRS Assay; (ii) licensing the MyPRS Assay or providing in whole or in part for the use of or limiting the use of the MyPRS Assay; or (iii) providing for the purchase or other acquisition or the sale or other disposition of any of the Purchased Assets or for the grant to any third party, entity or person of any preferential rights to purchase any of the Purchased Assets.

(b) Each Assigned Contract is legal, valid and binding, in full force and effect, and enforceable against Seller and, to the knowledge of Seller, the other parties thereto, in accordance with its terms, subject to laws of general application relating to the rights of creditors generally and the availability of equitable remedies, and neither Seller nor, to the knowledge of Seller, any other party thereto is in breach or default thereunder (with or without notice or lapse of time, or both). Neither Seller nor any other party to any Assigned Contract has exercised any termination rights with respect thereto. No event has occurred or circumstance exists, including the transaction contemplated under this Agreement, that (with or without notice or lapse of time, or both) would result in a material breach of, or give Seller or any other person the right to declare a material default or exercise any material remedy under, or accelerate the maturity or performance of or payment under, or cancel, terminate or modify, any Assigned Contract. Seller has made available to Buyer executed originals or true, complete and correct copies of all Assigned Contracts, together with all amendments or modifications thereto.

(c) The UAMS License Agreement is in full force and effect in accordance with its terms, and Seller is in compliance with all terms of the UAMS License Agreement. Any failure on the part the Seller to meet its obligations under the UAMS License Agreement, including but not limited to its obligations with respect to the development or commercialization of tests, products and or services, has not and does not constitute a material breach of or material default under the UAMS License Agreement. The Seller has not received any notice or claim (or threat of claims) related to the Seller’s breach of or default under the UAMS License Agreement or any failure to meet its obligations under the UAMS License Agreement, and no facts or circumstances exist that would constitute a reasonable basis for such claim.

3.11 Technology Assets. The Technology Assets operate and perform in all material respects (i) in accordance with their documentation and functional specifications; and (ii) as necessary for the performance, use and exploitation of the MyPRS Assay. To the knowledge of Seller, the Technology Assets that are under the control of the Seller have not materially malfunctioned or failed within the past 12 months (or, if developed within that period, since completion of development) and do not contain any viruses, worms, Trojan horses, bugs, faults, or other devices, errors or contaminants that (i) significantly disrupt or adversely affect the functionality of any Technology Assets or other software or systems, or (ii) enable or assist any person to access without authorization any Technology Assets. Except as set forth on Schedule 3.11, no open source code, public source code, freeware or shareware is included in, integrated or bundled with, or otherwise necessary for the use of any Technology Assets. Seller has established and maintained safeguards within the past 12 months against the material destruction, loss or alteration of any data included within the Technology Assets. All such data has been collected and used in accordance with applicable law in all material respects and Seller’s privacy policies and contractual commitments and the transaction contemplated hereunder will not require the consent of or notice to any third party with respect to the transfer of such data to or use of the data by Buyer.

3.12 Taxes. All taxes due and payable by Seller with respect to the Purchased Assets have been paid, and Seller shall not be liable for any additional taxes in respect of any taxable period ending on or before the Closing Date, and payments by Buyer hereunder to Seller shall not be subject to withholding taxes imposed by the United States of America or any state or local political subdivision thereof.

3.13 Value of the Purchased Assets. Seller has carefully reviewed and considered the value of the Purchased Assets and has discussed the sale of the Purchased Assets with (i) its financial advisors and (ii) other potential purchasers. Based on such review, consideration and discussions, Seller acknowledges and agrees that the total consideration being paid by the Buyer for the Purchased Assets represents a reasonably equivalent value for the Purchased Assets. Seller is not relying on the Buyer or any of its affiliates or any of the Buyer’s or its respective affiliates’ valuations or appraisals in assessing the value of the Purchased Assets.

3.14 Insolvency. Seller is not now insolvent, and will not be rendered insolvent by any of the transactions contemplated hereby. In addition, immediately after giving effect to the consummation of the transactions contemplated hereby, (a) Seller will be able to pay its debts as they become due, (b) Seller will not have unreasonably small capital with which to conduct its present or proposed business, (c) Seller will have assets (calculated at fair market value) that exceed its liabilities, (d) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller and (e) the cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

3.15 No Brokers. Except as set forth on Schedule 3.15, Seller has not made any agreement with any person or entity which would entitle such person or entity to any fee, commission or reimbursement of expenses from Seller or Buyer or any of their affiliates in connection with the execution and delivery of this Agreement, the other Seller Transaction Documents or the other Buyer Transaction Documents, or the consummation of the transactions contemplated hereby or thereby.

4.    Pre-Closing Covenants.

4.1 Notification. From the Effective Date until the Closing, Buyer or Seller, as the case may be (any such party, the “Disclosing Party”), shall promptly notify the other party in writing if the Disclosing Party becomes aware of (i) any fact or condition that causes or constitutes a breach of any of the representations and warranties of the Disclosing Party made as of the date of this Agreement, or (ii) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or the Disclosing Party’s discovery of, such fact or condition. If any such fact or condition requires any change to the schedules prepared by a Disclosing Party, such Disclosing Party shall promptly deliver to the other party a supplement to such schedules specifying such change. In addition, between the date of this Agreement and the Closing, Buyer or Seller, as the case may be, shall promptly notify the other party of the occurrence of any breach of any covenant by such party in this Section 4 or of the occurrence of any event that may make the satisfaction of any conditions in Section 5 impossible or unlikely. No disclosure pursuant to this Section 4.1 will prevent or cure any breach of any representation or warranty or covenant set forth herein or affect any remedies available to the non-Disclosing Party.

4.2 Conduct of Business; Request for Continued Lab Operations. From the Effective Date until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer, Seller shall (i) preserve intact the Purchased Assets and (ii) not take any action (except in the ordinary course of business, consistent with past practice or in compliance with applicable law) that would, or could reasonably be expected to, result in any representation or warranty of Seller set forth herein to become untrue. Notwithstanding the foregoing or the other provisions of this Agreement, Buyer acknowledges that (i) prior to the Closing Seller will be winding down Seller’s business represented by the use and exploitation of the Test, (ii) Seller’s lab will not continue to operate beyond December 31, 2016 unless Buyer submits a written request to Seller no later than December 9, 2016 for continued Seller processing of specimens for Buyer’s validation needs, (iii) in no event will Seller’s lab continue to operate beyond January 14, 2017, and (iv) promptly following the Effective Date Seller will be terminating that certain Sponsored Research Agreement, dated August 10, 2015, by and between H. Lee Moffitt Cancer Center and Research Institute and the Seller.

4.3 No Solicitation. From the Effective Date until Closing or such time as this Agreement is terminated pursuant to Section 8, Seller shall not, and Seller shall cause its directors, employees and other representatives, not to, directly or indirectly, solicit, initiate, encourage, accept or entertain any inquiries, offers or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any inquiries, offers or proposals from, any person or entity (other than Buyer) relating to any asset sale or similar transaction involving the Purchased Assets (excluding the sale of inventory or Seller’s use or exploitation of the Test in the ordinary course of business). Seller shall notify Buyer of any such inquiry or proposal that it may receive and the terms thereof within 24 hours of receipt or awareness.

4.4 Meeting of Stockholders. Following the Effective Date, Seller will take all action necessary in accordance with applicable law and its organizational documents to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of Seller’s sale of the Purchased Assets to Buyer. Seller will provide Buyer a reasonable opportunity to review and comment on any filings with the Securities and Exchange Commission to the extent relating to this Agreement, the other Seller Transaction Documents or the transactions contemplated hereby and thereby. Seller will not make any statement in respect of Buyer in any such filing which is untrue or misleading. Seller shall include all information reasonably requested by Buyer to be included therein. Neither the board of directors of Seller nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Buyer, the approval or recommendation by the board of directors of Seller or any such committee of this Agreement, the other Seller Transaction Documents or the transactions contemplated hereby and thereby.

4.5 Closing Conditions. From the Effective Date until the Closing, each party hereto shall use its commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Section 5 hereof to the extent that such party’s action or inaction can control or influence the satisfaction of such conditions. Seller shall use reasonable efforts to obtain all Required Approvals.

4.6 Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

4.7 Access and Investigation. Without limiting the last sentence of Section 4.2, between the Effective Date and the Closing, and upon reasonable advance notice received from Buyer, Seller shall (a) afford Buyer and its agents and representatives (collectively, the “Buyer Group”), reasonable access, during regular business hours, to Seller’s properties, personnel, facilities, contracts, books and records, and other documents and data, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller, (b) furnish to the Buyer Group copies of all such contracts, books and records, and other existing documents and data that the Buyer Group may reasonably request, (c) furnish the Buyer Group with such additional financial, operating, and other relevant data and information as the Buyer Group may reasonably request, and (d) otherwise cooperate and assist, to the extent reasonably requested by Buyer Group, with Buyer Group’s investigation of the Purchased Assets. In addition, between the Effective Date and the Closing Date, Buyer will be provided access to Seller’s employees with expertise relative to the Test, and Seller will exercise reasonable efforts to provide Buyer with access to suppliers, customers and other persons having business relations with Seller with respect to the Test, at such times and in the manner mutually agreed to by Buyer and Seller (it being understood that Seller will permit Buyer to have reasonable access to such persons to the extent within the control of Seller).

4.8 Delivery of Purchased Assets; Transition Support. Between the Effective Date and the Closing Date Seller shall use its commercially reasonable efforts to provide transition support reasonably requested by Buyer to relocate the Purchased Assets to Buyer’s laboratory at 33608 Ortega Highway, San Juan Capistrano, California. Unless requested in writing otherwise, Seller shall deliver the Technology Assets to Quest Diagnostics Nichols Institute at its laboratory located at 33608 Ortega Highway, San Juan Capistrano, California solely through electronic means via download via the internet. On the Effective Date Seller shall release Sudipto Sur, PhD from the provisions of any restrictive covenants and/or other agreements so as to enable Buyer to engage him as a consultant and permit him to disclose and use Seller’s confidential information included in the Purchased Assets in such capacity.

4.9 USPTO. Prior to the Closing Date Seller shall record documentary evidence of its conversion to a corporation with the USPTO to reflect Seller’s proper name and ownership for any registered Intellectual Property.

4.10 Notice to UAMS. Within three (3) days following the Effective Date Seller shall provide written notice to UAMS, in accordance with the terms of the UAMS License Agreement, of its agreement to assign the UAMS License Agreement to Buyer on the Closing Date.

5.    Closing Conditions.

5.1 Conditions to Obligations of Both Parties. The obligations of Buyer and Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing, in whole or in part by the party entitled to enforce such condition):

(a) No governmental authority shall have enacted, issued, promulgated, enforced or entered any order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining, prohibiting or delaying consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof, and no proceedings or investigations by or before, or otherwise involving, any governmental authority shall be threatened or pending against Seller or Buyer which seek to enjoin or prevent the consummation of the transactions contemplated under this Agreement or which seek material damages in connection with the transactions contemplated hereby.

(b) Seller’s sale of the Purchased Assets to Buyer shall have been approved by the requisite vote of the stockholders of Seller (“Stockholder Approval”) in accordance with its organizational documents and the Delaware General Corporation Law (the “DGCL”).

(c) Seller shall have obtained the approval of the Merger Agreement and the Merger by the requisite vote of the stockholders of Seller in accordance with its organizational documents and the DGCL.

(d) The closing of the Merger shall occur simultaneously with the Closing.

5.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s written waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) (A) The representations and warranties of Seller contained in this Agreement that does not contain an express materiality qualification (other than the representations and warranties set forth in Section 5.2(a)(ii)) must have been true and correct in all material respects as of the date of this Agreement, and shall be true and correct in all material respects as of the Closing as if made on the Closing Date, and (B) each of the representations and warranties of Seller contained in this Agreement that contains an express materiality qualification (other than the representations and warranties set forth in Section 5.2(a)(ii)) must have been true and correct in all respects as of the date of this Agreement, and must be true and correct in all respects as of the Closing as if made on the Closing Date.

(ii) The representations and warranties of Seller contained in Section 3.1 (Corporate Organization), Section 3.2 (Authorization), Section 3.14 (Insolvency) and Section 3.15 (No Brokers) must be true and correct in all respects as of the Closing Date with the same effect as if made on and as of the Closing Date.

(b) Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Seller Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c) Seller shall have delivered to Buyer duly executed counterparts to the Seller Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 1.4 to be delivered by Seller (including all Required Approvals).

(d) Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied (the “Seller Closing Certificate”).

(e) Buyer shall have received a certificate of the Secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the stockholders and board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the other Seller Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(f) Buyer shall have received a certificate of the Secretary (or equivalent officer) of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement, the Seller Transaction Documents and the other documents to be delivered hereunder and thereunder.

(g) Neither the consummation nor the performance of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time), contravene, or conflict with, or result in a violation of, or cause Buyer to suffer any adverse consequence under, (i) any applicable law or order or (ii) any law or order that has been published, introduced, or otherwise proposed by or before any governmental authority.

(h) Seller shall not (i) be in receivership or dissolution, (ii) have made any assignment for the benefit of creditors, (iii) have admitted in writing its inability to pay its debts as they mature, (iv) have been adjudicated a bankrupt, or (v) have filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy law or any other similar law or statute of the United States or any state, nor shall any such petition have been filed against Seller.

5.3 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s written waiver, at or prior to the Closing, of each of the following conditions:

(a) (i) Each of the representations and warranties of Buyer contained in this Agreement that does not contain an express materiality qualification must have been true and correct in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing as if made on the Closing Date, and (ii) each of the representations and warranties of Buyer contained in this Agreement that contains an express materiality qualification must have been true and correct in all respects as of the date of this Agreement, and must be accurate in all respects as of the Closing as if made on the Closing Date.

(b) Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Buyer Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c) Buyer shall have delivered to Seller duly executed counterparts to the Buyer Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 1.4 to be delivered by Buyer.

(d) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied (the “Buyer Closing Certificate”).

(e) Seller shall have received a certificate of the Secretary (or equivalent officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement, the Buyer Transaction Documents and the other documents to be delivered hereunder and thereunder.

(f) Neither the consummation nor the performance of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time), contravene, or conflict with, or result in a violation of, or cause Seller to suffer any adverse consequence under, (i) any applicable law or order or (ii) any law or order that has been published, introduced, or otherwise proposed by or before any governmental authority.

6.    Additional Covenants.

6.1 Confidentiality. Buyer acknowledges and agrees that the Non-Disclosure Agreement between Buyer and Seller, dated August 6, 2016 (the “NDA”) remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the NDA, information provided to Buyer pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the NDA and the provisions of this Section 6.1 shall nonetheless continue in full force and effect. Notwithstanding anything contained herein to the contrary, effective as of the Closing, all Confidential Information of Seller included in the Purchased Assets will be deemed to be “Confidential Information” of Buyer and will be subject to the protections set forth herein and in the NDA for the benefit of Buyer. Seller agrees, for itself and its representatives and affiliates (and all such parties’ respective successors, assigns and representatives) that they shall not use, publish or disclose, and shall not authorize or permit any representative or affiliate to use, publish or disclose, the MyPRS Assay or any trade secrets or confidential information related thereto.

6.2 Public Announcements. Unless otherwise required by applicable law or rules of a stock exchange or stock listing entity (based upon the reasonable advice of counsel), or as shall be necessary for Seller to solicit Stockholder Approval, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

6.3 Files. Prior to the Closing Date, Buyer shall specify to Seller those attorneys and patent agents Buyer desires to have handle the Purchased Assets. As soon after receipt of notice from Buyer of the names of such attorneys and patent agents as is reasonably practical, Seller shall direct the attorneys and patent agents currently responsible for the handling of the Purchased Assets to cooperate in good faith with those attorneys and patent agents. Prior to the Closing Date, Seller shall, and shall cause its patent counsel to deliver to Buyer (or to Buyer’s counsel as may be directed by Buyer) copies of all patents and patent applications, and correspondence with the USPTO and foreign patent offices in Seller’s or Seller’s counsel’s possession related to the MyPRS Assay and the following documents (electronic or otherwise) in Seller’s custody or control relating to the MyPRS Assay, to the extent available and existing : (a) all original letters patent for the MyPRS Assay, (b) all original assignments for the MyPRS Assay, (c) all original documents, files and materials evidencing dates of invention and reduction to practice of inventions set forth in the MyPRS Assay, (d) all original files reflecting the prosecution history for all issued, pending and abandoned Purchased Assets, (e) all original files regarding the issued Purchased Assets, and (f) all original files regarding any action, suit, investigation, communication, claim or proceeding (in each case, whether before an administrative, arbitral or judicial body), whether or not outstanding, adjudicated to final resolution or settled, concerning the Purchased Assets. Seller further agrees that upon the Closing Date all rights and privileges (including with respect to any attorney client privileges, attorney work product or any other professional privileges or rights) held by Seller, that arise from or relate to the Purchased Assets transferred under this Agreement, shall be transferred from Seller to Buyer. If this Agreement is terminated prior to the Closing, Buyer shall return any such materials that have been delivered by Seller or its patent counsel.

6.4 Allocation of Purchase Price. The Purchase Price will be allocated for tax purposes in the manner proposed by Buyer as soon as practicable prior to the Closing, and reasonably agreed to by Seller. After the Closing, the parties shall make consistent use of such Purchase Price allocation for all tax purposes and in any tax returns filed with the Internal Revenue Service, or with any state or local taxing agency, in respect thereof, including IRS Form 8594.

6.5 Expenses. Except as otherwise provided in this Agreement, Seller is responsible for any fees and expenses (including legal and broker fees and expenses) incurred by Seller and Buyer is responsible for any fees and expenses (including legal and broker fees and expense) incurred by Buyer in connection with the negotiation and execution of this Agreement and the consummation of transactions contemplated hereby.

7. Indemnification.

7.1 Seller Indemnity. Subject to the provisions of Section 7.5, Seller agrees to defend, indemnify and hold Buyer, its affiliates and their respective officers, directors, stockholders, managers, members, partners, employees, assigns and successors (individually a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) harmless from, against and in respect of any and all losses, liabilities, damages, claims or expenses (including, without limitation, attorneys’ fees) suffered or incurred, directly or indirectly by the Buyer Indemnified Parties by reason of, or resulting from (a) the breach of any representation or warranty contained in Section 3 of this Agreement, (b) the breach of or failure to perform any covenant made by it in this Agreement or any other Seller Transaction Document, (c) any Retained Liability, (d) any claim challenging the Merger, any claim challenging the consideration payable hereunder or any claim pertaining to Seller’s involvement or role in this Agreement or the transactions contemplated hereby, or (e) any taxes of Seller, except for taxes which are the responsibility of Buyer under Section 9.3.

7.2 Indemnification Process. Whenever any claim arises for indemnification under this Agreement or an event which may result in a claim for such indemnification has occurred for which the Buyer Indemnified Parties are entitled to indemnification hereunder, the Buyer Indemnified Party will promptly notify Seller of the claim and, when known, the facts constituting the basis for such claim. Seller shall have the obligation to dispute and defend all such third party claims and thereafter so defend and pay any adverse final judgment or award or settlement amount in regard thereto. Such defense shall be controlled by Seller, and the cost of such defense shall be borne by Seller, provided that the Buyer Indemnified Parties shall have the right to participate in such defense at their own expense, unless the Buyer Indemnified Parties require their own attorney due to a conflict of interests, in which case, the expense thereof will be borne by Seller. The Buyer Indemnified Parties shall cooperate in all reasonable respects in the investigation, trial and defense of any such claim at the cost of Seller. If Seller fails to take action within thirty (30) days of notice, then the Buyer Indemnified Parties shall have the right to pay, compromise or defend any third party claim, such costs to be borne by Seller. The Buyer Indemnified Parties shall also have the right and upon delivery of ten (10) days advance written notice to such effect to Seller, exercisable in good faith, to take such action as may be reasonably necessary to avoid a default prior to the assumption of the defense of the third party claim by Seller, and any expenses incurred by the Buyer Indemnified Parties so acting shall be paid by Seller. Seller will not settle or compromise any third party claim pursuant to this Section 7.2 without the prior written consent of the Buyer Indemnified Parties (which consent shall not be unreasonably withheld, conditioned or delayed provided that such settlement is without injunctive or other non-monetary relief affecting the Buyer Indemnified Parties or leading to liability or the creation of a financial or other obligation on the part of the Buyer Indemnified Parties and provides, in customary form, for the unconditional release of each Buyer Indemnified Party from all liabilities and obligations in connection with such claim).

7.3 Buyer Indemnity. Buyer agrees to defend, indemnify and hold harmless Seller, its affiliates and their respective officers, directors, stockholders, managers, members, partners, employees, assigns and successors (individually, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all losses, liabilities, damages, claims or expenses (including, without limitation, attorneys’ fees) suffered or incurred, directly or indirectly by the Seller Indemnified Parties by reason of, or resulting from (a) the breach of any representation or warranty contained in Section 2 of this Agreement, (b) any Assumed Liability, (c) the breach of or failure to perform any covenant made by it in this Agreement or any other Buyer Transaction Document or (d) taxes which are the responsibility of Buyer under Section 9.3.

7.4 Indemnification Process. Whenever any claim arises for indemnification under this Agreement or an event which may result in a claim for such indemnification has occurred for which the Seller Indemnified Parties are entitled to indemnification hereunder, the Seller Indemnified Party will promptly notify Buyer of the claim and, when known, the facts constituting the basis for such claim. Buyer shall have the obligation to dispute and defend all such third party claims and thereafter so defend and pay any adverse final judgment or award or settlement amount in regard thereto. Such defense shall be controlled by Buyer, and the cost of such defense shall be borne by Buyer, provided that the Seller Indemnified Parties shall have the right to participate in such defense at their own expense, unless the Seller Indemnified Parties require their own attorney due to a conflict of interests, in which case, the expense thereof will be borne by Buyer. The Seller Indemnified Parties shall cooperate in all reasonable respects in the investigation, trial and defense of any such claim at the cost of Buyer. If Buyer fails to take action within thirty (30) days of notice, then the Seller Indemnified Parties shall have the right to pay, compromise or defend any third party claim, such costs to be borne by Buyer. The Seller Indemnified Parties shall also have the right and upon delivery of ten (10) days advance written notice to such effect to Buyer, exercisable in good faith, to take such action as may be reasonably necessary to avoid a default prior to the assumption of the defense of the third party claim by Buyer, and any expenses incurred by the Seller Indemnified Parties so acting shall be paid by Buyer. Buyer shall not settle or compromise any third party claim pursuant to this Section 7.4 without the prior written consent of the Seller Indemnified Parties (which consent shall not be unreasonably withheld, conditioned or delayed provided that such settlement is without injunctive or other non-monetary relief affecting the Seller Indemnified Parties or leading to liability or the creation of a financial or other obligation on the part of the Seller Indemnified Parties and provides, in customary form, for the unconditional release of each Seller Indemnified Party from all liabilities and obligations in connection with such claim)

7.5 Survival; Limitations. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is 12 months from the Closing Date, provided that the representations and warranties of Seller set forth in Section 3.1 (Corporate Organization), Section 3.2 (Authorization), Section 3.4 (Ownership of Purchased Assets), Section 3.11 (Taxes), Section 3.14 (Insolvency) and Section 3.15 (No Brokers) (the foregoing collectively the “Fundamental Representations”) shall survive the Closing and shall remain in full force and effect until the date that is 18 months from the Closing Date, and nothing contained herein shall limit or restrict any Buyer Indemnified Party’s or Seller Indemnified Party’s right to maintain or recover any amounts in connection with any action or claim based upon fraud. All covenants or other agreements contained in this Agreement to be performed or complied with prior to the Closing shall terminate upon the Closing. All other covenants or other agreements contained in this Agreement shall survive the Closing without limitation. Notwithstanding the foregoing or any provision herein to the contrary, (a) any claims asserted by proper notice hereunder by a Buyer Indemnified Party or Seller Indemnified Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved, (b) Seller shall not be required to indemnify or hold harmless any Buyer Indemnified Party against, or reimburse any Buyer Indemnified Party for, any losses, liabilities, damages, claims or expenses under

Section 7.1(a) for any breaches of the representations or warranties contained in Section 3 other than Fundamental Representations until the aggregate amount exceeds $41,250, after which Seller shall be obligated for the full amount of the losses, liabilities, damages, claims or expenses, (c) the cumulative indemnification obligations of Seller under Section 7.1(a) shall in no event exceed, in aggregate, $825,000, and (d) the cumulative indemnification obligations of Seller under Section 7.1(a) for any breaches of the representations or warranties contained in Section 3 other than Fundamental Representations shall in no event exceed, in aggregate, $206,250.

7.6 Exclusive Remedy. Buyer and Seller acknowledge and agree that the indemnification provisions of this Section 7 shall be the sole and exclusive post-Closing remedy of the Buyer Indemnified Parties and Seller Indemnified Parties for any losses, liabilities, damages, claims or expenses that any of the Buyer Indemnified Parties or Seller Indemnified Parties may suffer or incur, or become subject to, as a result of, or in connection with, the sale of the Purchased Assets or the other transactions contemplated by this Agreement, including any breach of any representation or warranty of Seller or Buyer in this Agreement or any failure by Seller or Buyer to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement; provided, that nothing in this Section 7.6 shall limit (a) any right to recovery in respect of a claim of fraud or (b) any Buyer Indemnified Party’s or Seller Indemnified Party’s rights hereunder or otherwise to injunctive or other equitable relief to enforce its rights under this Agreement or otherwise in connection with the transactions contemplated hereby.

8.    Termination.

8.1 Termination Rights. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Seller and Buyer;

(b) by Buyer by written notice to Seller if:

(i) there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that has not been waived in writing by Buyer; or

(ii) the satisfaction of any of the conditions set forth in Section 5.1 or Section 5.2 shall become impossible, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing, and Buyer has not waived such condition in writing.

(c) by Seller by written notice to Buyer if:

(i) there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that has not been waived in writing by Seller; or

(ii) the satisfaction of any of the conditions set forth in Section 5.1 or Section 5.3 shall become impossible, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing and Seller has not waived such condition in writing.

(d) by Buyer or Seller in the event that:

(i) there shall be any law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(ii) any governmental authority of competent jurisdiction shall have issued an order permanently restraining or enjoining the consummation of the transactions contemplated by this Agreement, and such order shall have become final and non-appealable;

(iii) the Closing has not occurred on or before April 30, 2017 or such later date as Buyer and Seller may agree upon in writing, unless the terminating party is in material breach of this Agreement;

(iv) the Merger Agreement has been terminated; or

(v) any proceedings or investigations by or before, or otherwise involving, any governmental authority shall be threatened or pending against Seller or Buyer which seek to enjoin or prevent the Merger or the consummation of the transactions contemplated under this Agreement or which seek material damages in connection with the Merger or the transactions contemplated hereby.

8.2 Effect of Termination. Each party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. In the event of the termination of this Agreement in accordance with this Section 8, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a) Section 6.1, Section 6.2, Section 6.5, Section 8 and Section 9 hereof shall survive the termination; and

(b) that termination of this Agreement will not preclude a party from bringing an indemnification claim against any other party to this Agreement for a breach arising prior to such termination pursuant to the terms and conditions set forth herein and nothing herein shall relieve any party hereto from liability for any intentional breach of any provision hereof.

9.    Miscellaneous

9.1 Consents to Assignment. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any contract, lease, permit or other claim or right, or any benefit arising thereunder or resulting therefrom (each, an “Assignable Right”), if an attempted assignment thereof, without the consent of a third party, would constitute a breach or default thereof or thereunder or increase the obligations or adversely affect the rights of Seller or Buyer thereunder. Except with respect to items identified on Annex 1.1(b) other than item 1 and item 2: (i) if such consent is not obtained prior to the Closing, Seller and Buyer shall use their respective commercially reasonable efforts, and cooperate with each other, to obtain such consent as quickly as practicable thereafter; and (ii) prior to the obtaining of any such consent, Seller and Buyer shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of the Assignable Right for its term, and to the extent that Buyer receives such benefits, it will assume the obligations of Seller thereunder to the extent that Buyer would have been responsible therefor if such consent had been obtained. Once a consent is obtained, Seller shall promptly assign such Assignable Right to Buyer, and Buyer shall assume the obligations thereunder. Except with respect to items identified on Annex 1.1(b) other than item 1 and item 2, nothing contained in this Section 9.1 or elsewhere in this Agreement shall be deemed to constitute an agreement to exclude from the Purchased Assets the economic benefits under any Assigned Contract as to which a consent may be necessary.

9.2 Further Assurances. Except with respect to items identified on Annex 1.1(b) other than item 1 and item 2, at any time and from time to time after the Closing Date, at the request of any other party hereto and without further consideration, each party hereto will use reasonable efforts to execute and deliver such other instruments of sale, transfer, conveyance, assignment, and delivery and confirmation and take such action as the requesting party may reasonably deem necessary or desirable, at the requesting party’s expense, in order to more effectively carry out the purposes of this Agreement and to transfer, convey and assign to Buyer and to place Buyer in possession and control of, and to confirm Buyer’s title to, the Purchased Assets and to assist Buyer in exercising all rights and enjoying all benefits with respect thereto. In case at any time after the Closing Date any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action reasonably requested to be taken by such party.

9.3 Filings and Taxes. Each party shall be responsible for making all filings and paying all federal, state and local sales, documentary and other transfer taxes, if any, due as a result of the purchase, sale or transfer of the Purchased Assets in accordance herewith, as imposed by law on such party. Seller shall not collect any sales and use taxes from Buyer on the portion of the Purchase Price, if any, allocable to the Technology Assets based on the delivery of the Technology Assets to Quest Diagnostics Nichols Institute, an affiliate of Buyer, at its laboratory located at 33608 Ortega Highway, San Juan Capistrano, CA 92675 by electronic means via download from the Internet, but, in the event any sales and use taxes do apply to the portion of the Purchase Price, if any, allocable to the Technology Assets, Buyer shall be solely responsible for such sales and use taxes and shall pay such sales and use taxes (if any) when due.

9.4 Notices. All notices, requests, consents, or other communications provided for in or to be given under this Agreement shall be in writing, may be delivered in person, by facsimile transmission (fax) (to the extent a facsimile number is provided), by overnight air courier or by mail, and shall be deemed to have been duly given and to have become effective (i) upon receipt if delivered in person or by fax, (ii) one day after having been delivered to an overnight air courier, or (iii) three days after having been deposited in the mails as certified or registered matter, all fees prepaid, directed to the parties or their assignees at the addresses noted below (or to such other address as either party may designate by notice in accordance with the provisions of this Section):

If to Seller:

Signal Genetics, Inc.

5740 Fleet Street

Carlsbad, CA 92008

Attn: Samuel D. Riccitelli

Fax: 760-537-4101

with a copy to (which shall not constitute notice):

Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real

San Diego, CA 92130-4088

Attn: Mike Hird

Fax: 858-509-4010

If to Buyer:

c/o Quest Diagnostics Investments LLC

3 Giralda Farms

Madison, NJ 07940

Attn: SVP, Strategy, M&A and Ventures

Fax: (973) 520-2136

With copies (which shall not constitute notice) to:

c/o Quest Diagnostics Investments LLC

3 Giralda Farms

Madison, NJ 07940

Attn: General Counsel

Fax: (973) 520-2026

and

Bass, Berry & Sims PLC

150 Third Avenue South

Suite 2800

Nashville, TN 37201

Attn: J. Allen Overby

Fax: (615) 742-2711

9.5 Disclaimer of UN Convention on the Sale of Goods. PURSUANT TO ARTICLE 6 OF THE UNITED NATIONS CONVENTION ON CONTRACTS FOR THE INTERNATIONAL SALE OF GOODS (“UN CONVENTION”), SELLER AND BUYER AGREE THAT THE UN CONVENTION SHALL NOT APPLY TO THIS AGREEMENT.

9.6 Severability. If any provision of this Agreement is deemed void or unenforceable by any court of competent jurisdiction, that provision shall be stricken from this Agreement without affecting the remaining provisions.

9.7 Independent Contractors. The provisions of this Agreement are not intended to create any relationship between the parties other than that of independent contractors. Neither party shall act or represent itself directly or by implication as an agent of the other party, or assume or create any obligation on behalf of or in the name of the other party.

9.8 No Third-Party Beneficiaries. Except as set forth herein, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.9 Governing Law. The Agreement will be construed, interpreted, and applied in accordance with the laws of the State of Delaware (excluding its body of law concerning conflicts of laws).

9.10 Assignability; Parties in Interest. Neither party shall assign any rights or delegate any obligations hereunder without the consent of the other party, and any attempt to do so shall be void; provided, that Buyer and Seller shall have the right to assign its rights and delegate its obligations hereunder to (i) any third party or entity controlling, under the control of, or under common control with it, or (ii) in connection with the sale of all or substantially all of the assets of or any business combination transaction involving such party; provided that no such assignment or delegation will relieve Buyer or Seller from any of its obligations hereunder. All the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and permitted assigns of the parties hereto.

9.11 Remedies. Each of the parties hereby acknowledges that any breach by it of its obligations under this Agreement would cause substantial and irreparable damage to the other party, and that money damages and the indemnity protections provided herein would be inadequate remedies therefor, and accordingly, acknowledges and agrees that the other party shall be entitled to seek an injunction or specific performance to prevent or remedy the breach of such obligations (in addition to the other rights and remedies provided for herein).

9.12 Entire Agreement; Amendments. This Agreement constitutes the sole and entire agreement and understanding of the parties with respect to the entire subject matter hereof. The Agreement is made and entered into in good faith and supersedes any and all prior representations, statements or written agreements relating thereto. Any amendment or modification of the terms and conditions set forth herein must be agreed to in a writing signed by the parties hereto.

9.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of a counterpart hereof via facsimile or electronic mail transmission shall be as effective as delivery of a manually executed counterpart hereof.

9.14 Headings. The headings in this Agreement are for convenience only and do not alter or affect any provision of this Agreement.

9.15 Waivers. The rights and remedies of the parties to this Agreement are cumulative. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver of or shall preclude that party’s right to exercise that right, power or privilege.

9.16 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16.

[Signature Page(s) Follow this Page]

IN WITNESS WHEREOF, the parties, by their duly authorized representatives, have caused this Agreement to be executed as of the Effective Date.

SELLER: Signal Genetics, Inc.

By:	/s/ Samuel D. Riccitelli

Name:	Samuel D. Riccitelli

Title:	President and Chief Executive Officer

BUYER: Quest Diagnostics Investments LLC

By:	/s/ Christopher C. Fikry

Name:	Christopher C. Fikry

Title:	GM, Cancer Diagnostics

[Signature Page to Purchase Agreement]

Annexes:

Annex 1.1(b)	Transferred Contracts
Annex 1.1(e)	Technology Assets

Schedules:

Schedule 3.3
Schedule 3.4
Schedule 3.6
Schedule 3.10(a)(ii)
Schedule 3.11
Schedule 3.15

Exhibits

Exhibit A	Intellectual Property
Exhibit B	Bill of Sale, Assignment and Assumption Agreement
Exhibit C	Assignment of Intellectual Property Agreement
Exhibit D	Assignment of License Agreement

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